UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41726

ELECTROVAYA INC.

(Registrant)

6688 Kitimat Road

Mississauga, Ontario, Canada L5N 1P8

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Form 6-K are hereby incorporated by reference as exhibits to the Registrant’s Registration Statement on Form F-10 (File No. 333-299298).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROVAYA INC.
(Registrant)

Date: October 8, 2026	By	/s/ Raj Das Gupta
Raj Das Gupta
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Consent of Fasken Martineau DuMoulin LLP

99.2	Consent of MNP LLP